Exhibit 12
EL PASO CORPORATION
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
(DOLLARS IN MILLIONS)

	For the Nine Months ended
	September 30,
	2009	2008
Earnings
Income (loss) before income taxes	$(1,200)	$1,328
Income from equity investees	(42)	(141)

Income (loss) before income taxes and before adjustment for income from equity investees	(1,242)	1,187

Fixed charges	798	717
Distributed income of equity investees	59	129
Capitalized interest	(29)	(33)

Total earnings available for fixed charges	$(414)	$2,000

Fixed charges
Interest and debt expense	$793	$708
Interest component of rent	5	9

Total fixed charges	$798	$717

Ratio of earnings to fixed charges(1)	—	2.79

Fixed charges
Interest and debt expense	$793	$708
Interest component of rent	5	9
Preferred stock dividend of parent	28	42

Total fixed charges and preferred stock dividend	$826	$759

Ratio of earnings to combined fixed charges and preferred stock dividends(2)	—	2.64

(1)	Earnings for the nine months ended September 30, 2009 were inadequate to cover fixed charges by $1.2 billion.

(2)	Earnings for the nine months ended September 30, 2009 were inadequate to cover fixed charges and preferred stock dividends by $1.2 billion.
     For purposes of computing these ratios, earnings means income (loss) before income taxes before:
—	income or loss from equity investees, adjusted to reflect actual distributions from equity investments; and

—	fixed charges;
     less:
—	capitalized interest
     Fixed charges means the sum of the following:
—	interest costs, not including interest on tax liabilities which is included in income tax expense on our income statement

—	amortization of debt costs

—	that portion of rental expense which we believe represents an interest factor; and

—	preferred stock dividends.